UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN

☐ Form N-CSR

For Period Ended: December 31, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 11-K

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Advanced Energy Industries, Inc.
Full Name of Registrant

N/A
Former Name if Applicable
1595 Wynkoop Street, Suite 800
Address of Principal Executive Office (Street and Number)

Denver, Colorado 80202
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Advanced Energy Industries, Inc. (the “Company”) was notified on February 26, 2022 by Ernst & Young LLP (the “Firm”), its independent registered public accounting firm, that due to unexpected changes in the Firm’s personnel, the Firm requires additional time to complete the audit of the Company’s consolidated financial statements as of and for the fiscal year ended December 31, 2021 in accordance with the standards of the Public Company Accounting Oversight Board. The Company had previously been informed by the Firm that it believed that the audit was on schedule for a timely completion by February 28, 2022. However, as a result of the unexpected changes in its personnel late in the audit process, the Firm was unable to complete its audit procedures and supporting documentation in order to render its audit opinion by March 1, 2022.

The Company fully expects to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (the “Form 10-K”) within the extension period of 15 calendar days as provided under Rule 12b-25 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company does not expect any changes or adjustments to current and/or previously reported financial results, including the financial results it previously reported in its press release furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed February 9, 2022.

Attached hereto and filed as Exhibit 99.1 to this Form 12b-25 is the statement of Ernst & Young LLP as contemplated by Rule 12b-25(c) of the Exchange Act.

Exhibit 99.1 Statement from Ernst & Young LLP

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Paul Oldham EVP, Chief Financial Officer	(970)	407-6626
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Cautionary Note Regarding Forward-Looking Statements

This notification on Form 12b-25 contains certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and include words such as “anticipates,” “expects,” “believes,” “intends” or words of similar meaning or the negatives thereof. These forward-looking statements include, but are not necessarily limited to, statements about the Company’s results of operations to be reported in its annual report on Form 10-K and the Company’s ability to file its annual report on Form 10-K within the period prescribed under Rule 12b-25.

Forward-looking statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Such risks and uncertainties include, but are not limited to, possible further delays in finalizing the Company’s annual report on Form 10-K, including delays that extend beyond the 15-day period during which late filings are permitted, as well as other risks and uncertainties described in the reports that the Company files with the Securities and Exchange Commission. If one of these risks or uncertainties occurs, actual results or outcomes may vary materially from those described in the forward-looking statements as expected, anticipated, believed, estimated, intended, planned or otherwise. Forward-looking statements speak only as of the date on which they are made. The Company undertakes no obligation to update any forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.

ADVANCED ENERGY INDUSTRIES, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 1, 2022	By:	/s/ Paul Oldham
Paul Oldham
Chief Financial Officer & Executive Vice President